UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from                    to                     .

Commission file number 333-106694

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARDINAL FINANCIAL CORPORATION

8270 GREENSBORO DRIVE, SUITE 500

MCLEAN, VA 22102

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Board of Directors

Cardinal Financial Corporation NADART 401(k) Plan:

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits (modified cash basis) for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than GAAP.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cardinal Financial Corporation NADART 401(k) Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) as of and for the year ended December 31, 2007 of Assets (Held at End of Year) (Schedule I), and Reportable Transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, Virginia

June 30, 2008

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statements of Assets Available for Benefits

(Modified Cash Basis)

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value (note 4)	$10,425,484	$9,320,175
Assets available for benefits	$10,425,484	$9,320,175

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Statement of Changes in Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2007

Additions to assets attributed to:
Investment income:
Dividend and interest income	$125,882
Participant contributions	1,764,998
Employer contributions	547,209
Rollover contributions	225,349
Total additions	2,663,438
Deductions from assets attributed to:
Benefits paid to participants	1,493,039
Net depreciation in fair value of investments (note 4)	56,288
Adminstrative expenses	8,802
Total deductions	1,558,129
Net increase	1,105,309
Assets available for benefits at beginning of year	9,320,175
Assets available for benefits at end of year	$10,425,484

See accompanying notes to financial statements.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(1)                     Description of Plan

The following description of the Cardinal Financial Corporation NADART 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description, a copy of which is available from the Human Resources office of Cardinal Financial Corporation (the Employer), for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by the Employer, covering all full-time employees of the Employer who have at least one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the Employer’s fiscal year.

(b)                      Contributions

Each pay period, eligible participants may contribute, on a pre-tax basis, up to 100% of their eligible compensation for that pay period, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may also make voluntary after-tax (non-deductible) contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 27 mutual funds and one Employer sponsored common stock fund as investment options for participants. Employer contributions are discretionary and determined by the Employer based on approval of the Board of Directors. Since the inception of the Plan, Employer contributions have been equal to 50% of the first 6% of the Employee’s contributions. Contributions are subject to the limitations provided in ERISA.

(c)                       Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years, but may exceed five years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 6.75% to 9.25%, which are commensurate with prevailing market rates. Principal and interest are paid ratably through bimonthly payroll deductions. Participants are limited to one outstanding loan. Participant loans are stated at fair value and included in investments on the balance sheet. At December 31, 2007 and 2006, participant loans totaled $81,619 and $35,716, respectively.

(d)                      Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of Employer contributions and Plan earnings or losses, and may be charged with an allocation of investment expenses. Allocations are based on participant contributions and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(e)                       Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s matching contribution portion of their accounts plus actual earnings thereon vests immediately. Vesting in the Employer’s profit sharing contribution begins after six months of service increasing 20% each year until 100% vested after five years of service. All participants become fully vested upon death, termination of employment due to disability, or upon attainment of the normal retirement age of 65.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement at age 65, a participant with a vested account balance greater than $5,000 may elect to receive a lump sum distribution or periodic payments equal to the value of the participant’s vested interest in his or her account. A participant with an account balance of $5,000 or less must take a lump sum distribution.

(g)                      Forfeited Amounts

Upon termination of service for any reason, the nonvested portion of a participant’s Employer contributions, if any, is used to reduce the future amount of Employer matching contributions. At December 31, 2007 and 2006, there were forfeited nonvested accounts totaling $0 and $1,078, respectively, available to reduce Employer contributions.

(h)                      Administrative and Investment Expenses

The majority of administrative expenses are paid by the Employer. Investment expenses are paid by the Plan and are allocated to the participants based on account balances.

(i)                         Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. This standard is effective for fiscal years beginning after December 15, 2007. The adoption of this standard is not expected to have a material impact on the statement of assets available for benefits or statement of changes in assets available for benefits.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared using a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. This basis differs from U.S. generally accepted accounting principles in that the Plan recognizes contributions and investment income when received, rather than when earned and expenses when paid, rather than incurred.

(b)                      Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds and the Employer common stock fund are valued using quoted market prices, if available, which represent the net asset value of shares held by the Plan at year-end. For those funds that have no quoted market price, the amounts shown in Note 4 represent estimated fair value. These funds which are reported at an estimated fair value include investments which are traded on national securities exchanges or over-the-counter markets and are valued at quoted year-end market prices. The fair value of the synthetic guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans to participants are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The cost basis of securities used in the determination of net appreciation (depreciation) in the fair value of investments sold during the year is determined on a first in first out (FIFO) basis. As described in Note 2(a) above, investment income is recorded when received.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

(c)                       Payment of Benefits

Benefits are recorded when paid.

(3)                     Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(4)                     Investments

The following tables present the fair value of investments that represent 5% or more of the Plan’s assets at December 31, 2007 and 2006:

	2007
		Percentage
	Fair value	of plan assets
Investments at fair value as determined by quoted market price:
Cardinal Financial Corporation Common Stock Fund	$3,624,217	34.74%

Investments at estimated fair value:
NADART Fund	3,432,960	32.91

	2006
		Percentage
	Fair value	of plan assets
Cardinal Financial Corporation Common Stock Fund	$3,702,908	39.73%
Growth Fund of America Fund	918,208	9.85
Lord Abbett Research SM Cap Fund	827,036	8.87
Legg Mason Value Trust Fund	748,273	8.03
Washington Mutual Investors Fund	742,303	7.96
American Cash Management Fund	623,699	6.69
Investment Co. of America Fund	568,924	6.10
Putnam International Growth Fund	565,865	6.07

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $56,288 as follows:

Investments at fair value as determined by quoted market price:
Cardinal Financial Corporation Common Stock Fund	$(338,636)
Legg Mason Growth Equity Fund	6,793
T. Rowe Price Equity Income Fund	(25,671)
Vanguard Growth Index Fund	18,762
PIMCO All Asset Fund	(2,195)
Longleaf Partners Fund	(18,644)
Gabelli Small Cap Growth Fund	(5,110)
Janus Enterprise Fund	13,977
PIMCO Total Return Fund	5,925
Turner Mid Cap Growth Fund	4,936
Net change in fair value of quoted market price investments	(339,863)

Investments at estimated fair value:
NADART Fund	209,171
International Investors Fund	45,111
International Fund	13,935
S&P 500 Large Cap Fund	6,734
S&P 400 Mid Cap Fund	989
State Street Global Advisors 2025 Strategy Fund	(1,469)
Russell 2000 Small Cap Fund	(2,509)
NADART Large Cap Growth Fund	2,851
Life Solutions Balanced Growth	1,230
Life Solutions Growth Fund	4,692
Life Solutions Income Growth	925
State Street Global Advisors 2010 Strategy Fund	54
State Street Global Advisors Retirement Income Strategy	35
State Street Global Advisors 2045 Strategy Fund	16
State Street Global Advisors 2040 Strategy Fund	0
State Street Global Advisors 2030 Strategy Fund	0
State Street Global Advisors 2035 Strategy Fund	0
Net change in fair value of estimated fair value investments	281,765

Investment at contract value:
Income Fund	1,810

Net depreciation in the fair value of investments	$(56,288)

(5)    Rollover Contributions

Rollover contributions for the year ended December 31, 2007 were $225,349.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007 and 2006

(6)       Synthetic Guaranteed Investment Contracts

The Plan has an investment option called the Income Fund (Fund).  The Fund invests in synthetic guaranteed investment contracts (GIC).  A synthetic GIC is an investment contract generally issued by a bank or insurance company and backed by interest bearing securities.  The synthetic GICs are fully benefit-responsive and valued at cost plus undistributed interest income (Contract Value).  The investments underlying the contract are maintained separate from the contract issuer’s general assets, by a third party custodian.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the Fund, but rather amortized, usually over the time to maturity or duration of the underlying assets, through adjustments to the future interest crediting rate.  The GIC contract issuer guarantees that all qualified participant withdrawals will occur at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 5.3% for 2007.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero.  Such interest rates are reviewed on a quarterly basis for resetting.

(7)       Related Party Transactions

Cardinal Trust & Investments (Trust Division), a division of Cardinal Bank, which is a wholly owned subsidiary of Cardinal Financial Corporation, is the trustee for the assets in the Plan.  The National Automobile Dealer’s Association Retirement Trust (NADART) is an account for which the Trust Division is a trustee.  The Trust Division is responsible for the oversight of investment management of funds within NADART as well as investment advisor to certain funds.  The funds for which the Trust Division is investment advisor include the NADART Fund, the Income Fund, the NADART Large Cap Growth Fund, the International Investors Fund and the Cardinal Financial Corporation Common Stock Fund.  All of these funds are available investment options for the Plan’s participants.  The Trust Division is also responsible for the custody of the assets within NADART and other operational duties as necessary under NADART.

The Cardinal Financial Corporation Common Stock Fund is a unitized collective stock fund invested in securities issued by the Employer. Transactions involving this common stock fund qualify as party-in-interest transactions.

(8)       Tax Status

The Plan is a standardized prototype 401(k) plan for which a favorable determination letter from the Internal Revenue Service dated August 7, 2001 has been received and on which the Employer is relying. The Employer and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Schedule I

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2007

Identity of issuer, borrower,		Current
lessor, or similar party	Description of investment	value
Cardinal Financial Corporation Common Stock Fund*	Common Stock Fund	$3,624,217
NADART Fund	Mutual Fund	3,432,960
International Investors Fund	Mutual Fund	370,664
Legg Mason Growth Equity Fund	Mutual Fund	357,320
T. Rowe Price Equity Income Fund	Mutual Fund	340,832
International Fund	Mutual Fund	274,831
Vanguard Growth Index Fund	Mutual Fund	262,986
PIMCO All Asset Fund	Mutual Fund	225,226
Longleaf Partners Fund	Mutual Fund	204,097
Gabelli Small Cap Growth Fund	Mutual Fund	188,023
Janus Enterprise Fund	Mutual Fund	163,603
S&P 500 Large Cap Fund	Mutual Fund	157,171
PIMCO Total Return Fund	Mutual Fund	151,894
S&P 400 Mid Cap Fund	Mutual Fund	135,895
Turner Mid Cap Growth Fund	Mutual Fund	81,050
State Street Global Advisors 2025 Strategy Fund	Mutual Fund	67,578
Income Fund	Mutual Fund	66,613
Russell 2000 Small Cap Fund	Mutual Fund	65,241
NADART Large Cap Growth Fund	Mutual Fund	43,209
State Street Global Advisors 2010 Strategy Fund	Mutual Fund	37,762
State Street Global Advisors Retirement Income Strategy	Mutual Fund	22,829
State Street Global Advisors 2045 Strategy Fund	Mutual Fund	711
State Street Global Advisors 2040 Strategy Fund	Mutual Fund	4
State Street Global Advisors 2030 Strategy Fund	Mutual Fund	4
State Street Global Advisors 2035 Strategy Fund	Mutual Fund	4
Unallocated contributions		69,141
Participant loans*	18 participant loans with interest rates from 6.75% to 9.25%	81,619
Total		$10,425,484

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule II

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN

Schedule H, Line 4j - Schedule of Reportable Transactions**

(Modified Cash Basis)

Year ended December 31, 2007

		Purchase	Selling	Cost of	Net gain
Identity of party involved	Description of asset	price	price	asset	or (loss)

Individual transactions:
Cardinal Trust & Investments*	NADART Fund	$5,510,448	$—	$5,510,448	$0

Cardinal Trust & Investments*	NADART Fund	—	5,511,538	5,484,463	27,075

Aggregate transactions:
Cardinal Trust & Investments*	Income Fund	314,892	—	314,892	0

Cardinal Trust & Investments*	Income Fund	—	249,434	248,778	656

Cardinal Trust & Investments*	T. Rowe Price Equity
	Income Fund	425,796	—	425,796	0

Cardinal Trust & Investments*	T. Rowe Price Equity
	Income Fund	—	59,985	60,677	(692)

Cardinal Trust & Investments*	Cardinal Financial Common
	Stock Fund	1,228,477	—	1,228,477	0

Cardinal Trust & Investments*	Cardinal Financial Common
	Stock Fund	—	1,001,677	1,034,658	(32,981)

Cardinal Trust & Investments*	NADART Fund	12,175,264	—	12,175,264	0

Cardinal Trust & Investments*	NADART Fund	—	8,860,557	8,769,639	90,918

*Denotes a party-in-interest.

** A reportable transaction is any transaction during the plan year, with respect to any plan asset, involving an amount in excess of five percent (5%) of the fair value of plan assets at the beginning of the plan year.  This schedule includes securities transactions that are part of a series of transactions involving securities of the same issue during the plan year where the aggregate amount involved in the transaction exceeds five percent (5%) of the fair value of the plan assets at the beginning of the year.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Cardinal Financial Corporation, as Plan Administrator of the Cardinal Financial Corporation NADART 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARDINAL FINANCIAL CORPORATION NADART 401(k) PLAN
By: Cardinal Financial Corporation, Plan Administrator

DATE:	June 30, 2008	/s/ Mark A. Wendel
Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm dated June 30, 2008